United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2010
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release

Signature Page

The Securities and Futures Commission of Hong Kong, Hong Kong Exchanges and Clearing Limited (the “Stock Exchange”), The Stock Exchange of Hong Kong Limited and Hong Kong Securities and Clearing Company Limited (the “HKSCC”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness, and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
This announcement is for information purposes only and does not constitute an offer of, nor is it calculated to invite offers for and should not be constructed as, an inducement or encouragement to buy or sell, any shares or other securities of Vale S.A. (the “Company”) or of the Group, nor have any such shares or other securities been allotted with a view to any of them being offered for sale to or subscription by the public. No new shares in the capital of the Company will be allotted and issued in connection with, or pursuant to this announcement. Prospective investors should read the listing document dated 2 December 2010 (the “Listing Document”) issued by the Company.
Unless otherwise defined in this announcement, capitalised terms shall have the same meaning as those defined in the Listing Document.
VALE S.A.
(incorporated in Brazil as a Sociedade por Ações)
(Stock code: 6210 for Common Depositary Receipts)
(Stock code: 6230 for Class A Preferred Depositary Receipts)
SECONDARY LISTING OF DEPOSITARY RECEIPTS
ON THE MAIN BOARD OF THE STOCK EXCHANGE OF HONG KONG LIMITED BY WAY OF INTRODUCTION
Sponsor
J.P.Morgan
J.P. Morgan Securities (Asia Pacific) Limited

LISTING AND DEALINGS
Application has been made to the Listing Committee for granting the admission to secondary listing on the Main Board of the Stock Exchange of, and permission to deal in, the Depositary Receipts by way of introduction. The Depositary Receipts comprise the Common Depositary Receipts and the Class A Preferred Depositary Receipts, representing the Common Shares and the Class A Preferred Shares, respectively, in the ratio of one Common Depositary Receipt to one Common Share and one Class A Preferred Depositary Receipt to one Class A Preferred Share. The Shares are presently listed on BM&FBOVESPA, Brazil and traded on LATIBEX of the Madrid Stock Exchange, Spain. ADRs, evidencing ADSs which represent both Common Shares and Class A Preferred Shares, are also presently listed on NYSE, United States, and traded on NYSE Euronext Paris.
The Introduction will comprise the listing of up to 259,242,052 Common Depositary Receipts representing the Common Shares, and up to 393,470,993 Class A Preferred Depositary Receipts, representing the Class A Preferred Shares, each denominated in HK Dollars with no par value.
Dealings in the HDRs on the Stock Exchange are expected to commence at 9:30 a.m. on 8 December 2010, Hong Kong time. The Common Depositary Receipts and the Class A Preferred Depositary Receipts will be respectively traded in board lots of 50 each.
The listing of the HDRs on the Main Board of the Stock Exchange is by way of introduction only and no Shares or HDRs are being issued or sold in connection with the listing.
TERMS OF THE HDRs
The HDRs will be issued against HDSs comprising Common HDSs and Class A Preferred HDSs deposited with the Custodian, Banco Bradeso S.A. for the account of JPMorgan Chase Bank, N.A. as HDR Depositary. The Custodian will hold the Common Shares and/or the Class A Preferred Shares for the account of the HDR Depositary on behalf of the HDR Holders, segregated from all other property of the Custodian. Unless their holders specifically request otherwise, all HDSs will be registered on the books maintained by the HDR Depositary in book-entry form and periodic statements reflecting their ownership interests in such HDSs will be mailed to HDR Holders.
HDR Holders will not be treated as Shareholders of the Company, nor will they have any Shareholder rights, which are governed by Brazilian law. The HDR Depositary or its nominee will be the registered owner of the HDSs. Rights of an HDR Holder derive from and are governed by the terms of the Depositary Agreements, and HDR Holder must rely on the HDR Depositary to exercise the rights of a Shareholder on their behalf. The Depositary Agreements are governed by Hong Kong law and the Depositary Receipts will be created under and governed by Hong Kong law.
For details as to the terms of the Depositary Agreements, prospective investors are advised to refer to the section headed “Listings, Terms of Depositary Receipts and Depositary Agreements, Registration, Dealings and Settlement” in the Listing Document.

CONVERSION OF SHARES AND ADRS INTO HDRS
Shareholders who are interested in converting their Common Shares and/or Class A Preferred Shares listed on BM&FBOVESPA or traded on LATIBEX of the Madrid Stock Exchange into HDRs may from time to time after the publication of the Listing Document so convert by giving conversion instructions via the local broker(s) to the Custodian. Upon receiving the confirmation from the Custodian that the Common Shares and/or the Class A Preferred Shares have been transferred to it, the HDR Depositary will instruct the HDR Registrar to issue the relevant HDR certificate(s). The HDR Depositary and the HDR Registrar expect to complete the conversion of Common Shares and Class A Preferred Shares to HDRs within three Business Days.
ADR Holders who are interested in converting their ADRs listed on NYSE or traded on NYSE Euronext Paris may from time to time after the publication of the Listing document by giving conversion instructions cancel their ADRs and convert the cancelled ADRs into HDRs. Upon receiving such instructions from an ADR Holder through the Depositary Trust Company system, the ADR Depositary will arrange for the cancellation of the ADRs and the HDR Registrar will, upon receiving instructions from the HDR Depositary after completion of the cancellation of such ADRs, arrange for the issuance of the relevant HDR certificate(s) in Hong Kong. ADR Holders who wish to convert their ADRs to HDRs using this process will need to complete a request for conversion form. The form, which contains details of how it should be returned, is available from the ADR Depositary’s website at www.adr.com. The HDR Depositary and the HDR Registrar expect to complete the conversion of ADRs to HDRs within three Business Days.
There will be a conversion fee payable to the HDR Registrar collected on behalf of the ADR Depositary and the HDR Depositary if Shareholders apply for conversion of their Shares into HDRs or the ADR Holders apply for conversion of their ADRs into HDRs. The issuance fee in respect of HDRs issued upon such conversion of Shares and ADRs during the two-month period from the date of publication of the Listing Document to 1 February 2011 (both dates inclusive) will be waived by the ADR Depositary and the HDR Depositary.
For the avoidance of doubt, the Common Depositary Receipts are not interchangeable with Class A Preferred Depositary Receipts.
For details of the conversion of the Shares and/or ADRs to HDRs, prospective investors are advised to refer to the section headed “Listings, Terms of Depositary Receipts and Depositary Agreements, Registration, Dealings and Settlement — Conversion of Common Shares, Class A Preferred Shares and ADRs to HDRs” in the Listing Document. You should consult your broker or other professional adviser or contact the HDR Depositary at DR_Settlements@jpmorgan.com for detailed advice on any such conversion. Relevant information of the conversion of Shares and ADRs to HDRs will also be available at the HDR Depositary website at www.adr.com.
CANCELLATION OF HDRS AND CONVERSION OF HDRS TO SHARES AND ADRs
Any HDR Holder whose HDRs are registered on the HDR Register will be able to obtain a request for conversion form from the HDR Registrar for conversion of their HDRs to Common Shares and/or Class A Preferred Shares and/or ADRs (as the case may be) from 8 December 2010. Where a duly completed request for conversion form is received by the HDR Registrar together with the corresponding HDR certificate prior to 12:00 noon (Hong Kong time) on a Business Day, the HDR Registrar expects to complete the conversion to Common Shares and/or Class A Preferred Shares or the conversion to ADRs within three Business Days.

For details of the conversion of HDRs into the Shares and/or ADRs, prospective investors are advised to refer to the section headed “Listings, Terms of Depositary Receipts and Depositary Agreements, Registration, Dealings and Settlement — Cancellation of HDRs and Conversion of HDRs to Common Shares, Class A Preferred Shares and ADRs” in the Listing Document.
ELIGIBILITY FOR CCASS
Subject to the grant of secondary listing of, and permission to deal in, the HDRs on the Main Board of the Stock Exchange, and the Company’s compliance with the stock admission requirements of the HKSCC, the HDRs will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the date of commencement of dealings in the HDRs on the Main Board of the Stock Exchange, or such other date as may be determined by HKSCC. Settlement of transactions between participants of the Stock Exchange is required to take place in CCASS on the second Business Day after any trading day (T + 2). All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time. All necessary arrangements have been made for the HDRs to be admitted to CCASS.

AVAILABILITY OF THE LISTING DOCUMENT
Physical copies of the Listing Document issued in compliance with the Listing Rules applicable to the Introduction will be available for information purposes only during normal business hours from 9:00 am to 5:00 pm, from 2 December 2010 to 15 December 2010 (both days inclusive) at:
•	the reception counter of the Sponsor, J.P. Morgan Securities (Asia Pacific) Limited, at Ground Floor Reception, Chater House, 8 Connaught Road, Central, Hong Kong; and

•	the office of the Company’s Hong Kong legal advisers, Norton Rose Hong Kong, at 38/F Jardine House, 1 Connaught Place, Central, Hong Kong.
In addition, electronic copies of the Listing Document will also be available from 2 December 2010 on the website of:
•	the Company at http://www.vale.com;

•	the Stock Exchange at http://www.hkex.com.hk;

•	BM&FBOVESPA at http://www.bmfbovespa.com.br;

•	CVM at http://www.cvm.gov.br/;

•	SEC at http://www.sec.gov; and

•	LATIBEX at http://www.latibex.com.
LIQUIDITY ARRANGEMENTS
Prior to and upon the Introduction, J.P. Morgan Broking (Hong Kong) Ltd. and its respective affiliates as the Designated Dealer, will seek to undertake certain trading activities in the HDRs in the circumstances described below.
Certain trades envisaged to be carried out by the Designated Dealer during the Designated Period may constitute covered shortselling (or be deemed to constitute short-selling) under applicable Hong Kong laws and regulations.
In this regard, the Sponsor has applied for on behalf of the Designated Dealer the Stock Exchange has granted an exemption in order to permit the Designated Dealer to conduct the proposed trading activities described below which may constitute (or may be deemed to constitute) short-selling of securities during the Continuous Trading Period in circumstances where the HDRs are not “Designated Securities” as defined in the Stock Exchange Rules and in order to ensure compliance with the Stock Exchange Rules which restrict short sales to only Designated Securities. In addition, the Stock Exchange has waived the restriction on short selling during the Pre-opening Session (as defined in the Stock Exchange Rules from 9:30 a.m. to the commencement of the morning trading session at 10:00 a.m.) to allow the Designated Dealer to effect such trading activities in the HDRs during the daily Pre-opening Session for the duration of the Designated Period in order to enable the Designated Dealer to effect such trading activities in the HDRs during the Preopening Session. The Sponsor has also applied for on behalf of the Designated Dealer and has obtained from the Stock Exchange an exemption from the regulation that a short sale shall not be made on the Stock Exchange below the best current ask price except where the Designated Security a Market Making Security (as defined in the Stock Exchange Rules) traded under the Pilot Program (as defined in the Stock Exchange Rules) approved by the SFC to be excluded from the application of this regulation (the above exemptions collectively the Exemptions.)

No person other than the Designated Dealer is permitted to enter into short sales of HDRs on the Stock Exchange during the Designated Period or thereafter unless the HDRs are designated for short selling by the Stock Exchange. Upon the expiry of the Designated Period, the Designated Dealer will not be able to engage in further trading activities described below in respect of the HDRs on the Stock Exchange unless the HDRs are designated for short selling by the Stock Exchange.
Such activities and Exemptions will facilitate the Designated Dealers in conducting trading activities in respect of the HDRs on the Stock Exchange during the Designated Period with a view to seeking to provide liquidity to meet demand for HDRs upon and in the period immediately following the Introduction:
1
The Designated Dealer will enter into borrowing arrangements with existing ADR Holders to borrow ADRs listed on NYSE and deposited with the ADR Depositary. Prior to the Introduction and during the Designated Period, being a period of two months from the date of commencement of trading in the HDRs on the Stock Exchange, the Designated Dealer will seek to issue HDRs converted from such borrowed ADRs which the Designated Dealer will make available for sale to the Hong Kong market at the prevailing market price to meet demand if supply from other market sources proves to be insufficient to maintain an orderly market. These arrangements will terminate and cease upon the expiry of the Designated Period.

2
To close out their borrowed positions, the Designated Dealer may purchase ADRs from the NYSE or remove back any unutilised HDRs by cancelling such unutilised HDRs and re-issuing the corresponding ADRs to the lending ADR Holders. If necessary, the Designated Dealer may repeat the process or alternatively, may purchase ADRs from the NYSE, in order to provide additional liquidity to meet demand for HDRs in the Hong Kong market during the Designated Period.

3
The Designated Dealer will set up a designated broker identity number solely for the purposes of carrying out covered short-sale (or deemed short-sales) and other trades (including purchases and sales of HDRs) in Hong Kong pursuant to those arrangements, in order to assist in their identification and thereby seek to enhance the transparency of such trades on the Hong Kong market. Once the designated broker identity number is available and in any event not later than the Business Day before the first day of the Introduction, the Designated Dealer will notify the Company of its designated broker identity number. Such information, together with the closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE on 2 December 2010, will then be posted on the website of the Company, and disclosed by way of an announcement on the Stock Exchange’s website, which is expected to be made on or around 3 December 2010. Any change in such designated broker identity number will be disclosed as soon as practicable using the same means of communication as described above.

4
The Designated Dealer has entered and will enter into such arrangements (including the trading activities described above and any other purchases and sales of HDRs) on a voluntary basis, in good faith, and on arm’s length terms with a view to contributing towards liquidity to meet demand for HDRs in Hong Kong.

It is emphasised that (1) other existing Shareholders who may have converted part or all of their Common Shares and/or Class A Preferred Shares to HDRs or (2) other existing ADR Holders who may have converted ADRs to HDRs in accordance with the procedures set out in the section headed “Listings, Terms of Depositary Receipts and Depositary Agreements, Registration, Dealings and Settlement — Conversion of Common Shares, Class A Preferred Shares and ADRs to HDRs” in the Listing Document, on or after the date of publication of the Listing Document can also carry out arbitrage trades in the HDRs. Such activities will depend on, amongst other things, the extent of price differentials between the stock exchanges, and the number of market participants who elect to enter into such arbitrage arrangements.
Further, the Company will, as soon as practicable and in any event before the opening of trading hours on the Business Day immediately before the first day of the Introduction, release an announcement on the Stock Exchange to inform the investing public of the following information as at the latest practicable date prior to such announcement: the number of HDRs in respect of which the Custodian has received instructions from the existing ADR Holders for the conversion of ADRs to HDRs, and the total number of HDRs which have been registered on the HDR Register.
The trading activities described above of the Designated Dealer and any persons acting for it will be entered into in accordance with all applicable laws, rules and regulations. The liquidity arrangements being implemented in connection with the Introduction are not equivalent to the price stabilisation activities which may be undertaken in connection with an initial public offering. In addition, the Designated Dealer is not acting as Market Maker or Security Market Maker (as defined in the Stock Exchange Rules). In particular, the Designated Dealer does not intend to seek to use buying of HDRs in Hong Kong to meet excess supply in the market.
Prospective investors are also advised to refer to the section headed “Listings, Terms of Depositary Receipts and Depositary Agreements, Registration, Dealings and Settlement — Liquidity Arrangements” in the Listing Document for more details, and to the associated risk factors, including those described in the section headed “Risk Factors — Risks Relating to the Introduction” and “Risk Factors — Risks Relating to the Depositary Receipts” in the Listing Document.
INVESTOR AWARENESS
Prior to the Introduction, the Company and the Designated Dealer have been cooperating to inform the investor community in Brazil, Hong Kong, the United States, France and Spain of the processes for conversion of the Common Shares, Class A Preferred Shares and ADRs to HDRs and to inform the investor community in Hong Kong of the liquidity arrangements as disclosed in the Listing Document, and any developments or changes thereto. After the Introduction has taken place, the Company and the Designated Dealer may continue to take measures to educate the public.
In particular, one or more of the following measures may be taken to enhance the transparency of the Company, the conversion process and the liquidity arrangements:
•	non-deal roadshow meetings will be conducted to brief potential investors of the liquidity arrangements and the Introduction;

•	there will be media briefings and press interviews to inform potential investors of the liquidity arrangements and the Introduction;

•
a daily announcement will be released on the Stock Exchange’s website disclosing the previous day closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE on three consecutive business days in Brazil and the United States, respectively, prior to the Listing Date. These announcements will be made on 6 December 2010 (in respect of the closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE on 3 December 2010), 7 December 2010 (in respect of the closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE on 6 December 2010) and not later than 9:00 a.m. on 8 December 2010 (in respect of the closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE on 7 December 2010);

•
a public announcement on the conversion procedures as summarised in the sections headed “Listings, Terms of Depositary Receipts and Depositary Agreements, Registration, Dealings and Settlement - Conversion of Common Shares, Class A Preferred Shares and ADRs to HDRs” and “Listings, Terms of Depositary Receipts and Depositary Agreements, Registration, Dealings and Settlement — Liquidity Arrangements” in the Listing Document, respectively, will be posted on the Company’s website; and

•	briefings in relation to the liquidity arrangements will be conducted for, amongst others, private bank divisions, a syndicate of brokerage houses and other institutional investors.
In addition to the above measures, relevant information, including the previous day closing prices of the Common Shares and Class A Preferred Shares traded on BM&FBOVESPA and (in the form of ADRs) traded on NYSE will be disclosed through the Company’s website at http://www.vale.com.
Real-time or near real-time trading information in respect of:
•	the Shares can presently be obtained through the website of BM&FBOVESPA at www.bmfbovespa.com.br;

•	the ADRs can presently be obtained through the website of NYSE and NYSE Euronext Paris at www.nyse.com; and

•	the Shares and the ADRs can be obtained through the Company’s website at www.vale.com, or through service providers that provide such facilities at the investors’ own expense.
Real-time or near real-time trading information in respect of the HDRs can be obtained through the Company’s website at www.vale.com, or through service providers that provide such facilities at the investors’ own expense.

Chief Financial and Investor Relations Officer of Vale S.A. Guilherme Perboyre Cavalcanti
Hong Kong, 2 December 2010

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Date: December 2, 2010		Roberto Castello Branco
Director of Investor Relations